Exhibit 99.1
INTERIM REPORT JANUARY — MARCH 2011
Table of Contents

Introductory Notes	3
Quarterly Financial Statements (Condensed and Unaudited)
Interim Management Report	4
Consolidated Interim Financial Statements — IFRS	15
Additional Financial Information (Unaudited)
IFRS and Non-IFRS-Financial Data	32
Multi-Quarter Summary	34
Additional Information
Financial Calendar, Investor Services, Addresses, and Imprint	35

 3
Introductory Notes
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Quarterly Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to March 31, 2011. For additional IFRS and non-IFRS information, see the “Additional Financial Information (Unaudited)” section.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT
FORWARD-LOOKING STATEMENTS
This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this quarterly financial report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.
We describe these risks and uncertainties in the “Risk and Opportunity Management” section, respectively in the there mentioned sources.
The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the “Operating Results” section, the “Risk and Opportunity Management” section, our “Forecast for SAP”, and other forward-looking information appearing in other parts of this interim report. To fully consider the factors that could affect our future financial results both our Annual Report for December 31, 2011 and Annual Report on Form 20-F for December 31, 2011 should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.
All of the information in this report relates to the situation on March 31, 2011, or the quarter ended on that date unless otherwise stated.
NON-IFRS FINANCIAL INFORMATION
We present and discuss the reconciliation of non-IFRS measures to IFRS measures in the “Additional Financial Information (Unaudited)” section. For more information about non-IFRS measures, see www.sap.com/corporate-en/investors/reports/index.epx.

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ECONOMIC CONDITIONS
Global Economic Trends
Leading organizations, such as the ECB and IMF, have reported that global economic recovery has continued into the start of 2011, and has become more self-sustained. For the period covered by their reports, these organizations found that supportive financing conditions for companies were the most significant factor here. However, there is still considerable uncertainty regarding how sustainable the recovery is.
As in the prior year, patterns of growth differ across countries and regions. Weak labor markets have dampened growth in the advanced economies, whereas many of the rapidly growing emerging economies are operating almost at full capacity.
Market observers found that in the Europe, Middle East, and Africa (EMEA) region, the economies in the euro area stabilized considerably in the first quarter, although GDP increased only marginally. The economies of non-euro area EU countries, Central and Eastern European countries, and of countries in the Middle East and Africa, also continued to recover. The ongoing political unrest in North Africa and the Middle East has not yet had any noticeable economic effects.
There were two notable developments in the Americas region. In the United States, consumer demand and trade have boosted recovery, but investment in equipment increased at a slower rate than in the recent quarters. In Latin America, as the influence of government fiscal stimulus measures has declined, the economy continues to expand at a slower but more sustainable pace in the first quarter of 2011.
In the Asia Pacific Japan (APJ) region, the withdrawal of fiscal stimulus measures slowed economic activity in Japan from the start of the quarter. The earthquake on March 11, 2011, was a human tragedy that also caused economic damage, the full extent of which is not yet known. The emerging economies of Asia continued to expand rapidly, which made these countries an important driver of growth in the global economy.
Development of the IT Market
According to International Data Corporation (IDC), a market research firm based in the United States, the global IT market grew significantly in the first quarter, leading IDC to increase the forecast it has made before. The main factors for this growth were the unexpectedly strong upturn in the hardware sector, which saw growth in the upper double-digit percentage range, and an increase in software sales that exceeded the IDC’s forecast from the end of 2010. The services market showed only limited growth.
In the EMEA region, the hardware sector led growth in the IT market in the first quarter of 2011, whereas the services segment contracted a little as a result of government spending cuts in many western European countries. In Germany, the IT market grew faster than forecast by IDC at the end of 2010. The IT market experienced double-digit growth in Central and Eastern Europe, the Middle East, and Africa.
IDC reports that the IT market in the Americas region also benefited from the upturn in the economy as a whole. In the United States, the IT market had performed slightly better than expected, whereas in Latin America it achieved double-digit growth.
In the Asia Pacific Japan (APJ) region, performance of the IT market in the period covered by the report was once again mixed: Whereas the emerging and developing economies had good double-digit growth rates, at the start of the year Japan’s IT market grew only marginally, though according to the IDC this was the strongest growth since 2007. It remains to be seen what effect the earthquake of March 11, 2011, will have the demand for IT among Japanese companies, and on their quarterly results.
MISSION AND STRATEGY
In the first quarter of 2011 we had no changes in our mission or our strategy. For a detailed description of our mission and strategy please see page 68 and the following pages of our Annual Report 2010 as well as item 4 in our 2010 Annual Report on form 20-F.
PORTFOLIO OF SOFTWARE AND SERVICES
On Premise
In the first quarter, on the SAP Run Better Tour, a 16-city North American event series, we announced a new generation of applications: In-memory technology enables companies to analyze data real-time, transforming companies’ mindsets, and the way they operate.
Also at the SAP Run Better tour, we presented the 4.0 versions of the Business Intelligence (BI) and Enterprise Information Management (EIM) from the SAP BusinessObjects portfolio. They are designed to provide companies with the best possible tools for analyzing large volumes of data from within and outside of their businesses to come to informed decisions. We announced six additional SAP BusinessObjects Analytic Applications tailored to help address the needs of organizations in the media, oil and gas, healthcare, insurance, life sciences, and public sector industries.
In March, we launched our newest release of governance, risk, and compliance (GRC) software. It can be used by

6     INTERIM REPORT JANUARY–MARCH 2011
companies to manage, monitor, and analyze their risks in a single, unified environment. The latest release integrates GRC capabilities into everyday business processes, making risk management, regulatory compliance, and safe, productive operations a standard and a consistent practice.
In February, we announced the SAP Social Services Management for Public Sector package, a new solution to help improve disbursement processes for monetary social benefits. The software is designed for government agencies at the federal, state, and local level that are tasked with administering and approving monetary benefits as they relate to social services.
In January, we launched the SAP Billing for Telecommunications package, an integrated solution designed to cover the widespread demands and service portfolios of communications service providers (CSPs) globally. Building on the acquisitions of software companies Highdeal and Sybase, the solution marks a new step in enabling CSPs to launch and monetize next-generation service offerings.
On Demand
At CeBIT in March, we announced a new class of on-demand software solutions that include packaged integration into SAP Business Suite. They apply mobile and social networking technology to give better support for the way people work today anytime, anywhere. As the linchpin of SAP’s cloud strategy, the SAP Business ByDesign solution is the platform on which this new line of applications is built. SAP Sales OnDemand is the first of these new solutions.
We announced feature pack 2.6 for SAP Business ByDesign in February. It is a major update in our portfolio of on-demand solutions. The new release serves as an open platform on which a broad ecosystem of partners can further customize the software, and on which SAP will develop new on-demand offerings for various lines of business.
On Device
In February, we announced the launch of the SAP Collaborative E-Care Management application, which connects patients, care providers, and their families through medical monitoring software and mobile devices. The aim is to improve the management of health with individualized treatment plans and educational content. With the SAP technology, patients will be able to use mobile devices to track their health status, interact with care providers, and monitor how they are progressing on an individualized care plan developed with their care provider.
Orchestration
Selected Solutions Delivered Jointly With Partners
In March, SAP and Verizon announced that we will jointly deliver the SAP Customer Relationship Management (SAP CRM) rapid-deployment solution to enterprise workers through Verizon’s flagship cloud offering, Computing as a Service. Workers will be able to access SAP CRM from their desktops or their mobile devices.
In February, HSBC, SAP, and SWIFT announced that we have teamed together to create the next generation of HSBC Connect to SAP, HSBC’s corporate-to-bank integration and treasury solution catering to HSBC’s corporate customers that use enterprise resource planning (ERP) software from SAP.
At the Duet Enterprise Virtual Launch Summit in February, SAP and Microsoft released and announced general availability of Duet Enterprise software, our joint product that connects Microsoft SharePoint 2010 and SAP solutions, providing end users with easier access to business processes and data, and showcased early customer and partner adoption. In addition, the companies launched the new Unite Partner Connection program, which will help partners of both companies increase their business opportunities more effectively through a better understanding of Microsoft and SAP joint solutions and product road maps.
Analyst Endorsements
In March, SAP announced its position in the leaders’ quadrant of the Magic Quadrant for Corporate Performance Management (CPM) Suites report. SAP was recognized by Gartner. as a market leader for both its “ability to execute” and its “completeness of vision.”
In January, Ventana Research, a leading benchmark research and advisory services firm, ranked SAP as a top software vendor in its 2011 Value Index for Product Information Management and its 2010 Value Index for Financial Performance Management. SAP earned high marks for its solutions that help organizations establish a single source of product information across the enterprise supply chain.
We announced in January that Gartner. positioned SAP in the leaders’ quadrant of the Magic Quadrant for ERP for Product-Centric Midmarket Companies report. SAP was recognized as a market leader for both its “ability to execute” and its “completeness of vision.”
CUSTOMERS
In the first quarter of 2011, SAP closed major contracts in key regions.

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EMEA
SAP — Kantonsspital Aarau AG, Stadtverwaltung Biel, PIERRE & VACANCES SA, GALP ENERGIA, S.A., OJSC Promsvyazbank (PSB), OOO Rosgosstrakh
Sybase — Ericsson, Telefonica, 1&1 Internet AG
Americas
SAP — Banco Intermedium S.A., PrimeSource Building Products Inc, Coinstar, Inc., Interpublic Group of Companies Inc., Sedgwick County, Kansas, Mohawk Industries, Inc.
Sybase — Synnex, Fujioka Eletro Imagem S/A, Medical Data Systems
Asia Pacific/Japan
SAP — Jiangsu King’s Luck Brewery Co., Ltd, Texhong (China) Investment Co., Ltd., Guangzhou Liby Enterprise Group Co., Astro All Asia Networks PLC, KyungDong Navien Co., Ltd., Microelectronics Technology Inc.
Sybase — YunNan Local Taxation, Jiaxing International Creative Culture Industry Park
SAP Business ByDesign
Hartung Consulting, KAI Computer Services Limited, Tennants Fine Chemicals Ltd, Dicentra, RB-INFO Kontor, HBC, Framos, EURO RSCG, siller AG, Wildnissport, Nowis
RESEARCH AND DEVELOPMENT
Our total research and development expense rose by 27% to €498 million in the first quarter of 2011 compared to €393 million in the corresponding period in 2010.
The amounts for 2011 include R&D expense for Sybase, but the comparative amounts for 2010 do not, as we did not acquire Sybase until July 2010.
Based on IFRS, the percentage of total revenue we spent on R&D in the first quarter of 2011 was 16.5% (Q1 2010: 15.7%), 0.8 percentage points higher than for the first quarter of 2010. This rise is mainly due to an increase in expenses relating to the acquisition of Sybase in 2010 and to expenses from share-based compensation plans. On a non-IFRS basis, R&D expense as a percentage of total revenue remained stable at 15.6% in comparison with the first quarter of 2010.
We had 15,918 full-time equivalent (FTE) employees working in research and development teams on March 31, 2011, an increase of 8% compared with the corresponding period in 2010 (March 31, 2010: 14,676; December 31, 2010: 15,884).
In February we announced that we will build an innovation center in Potsdam, Germany, where the company will develop new software solutions in cooperation with customers. The building at the new location will have space for 150 staff. The center will eventually have over 100 permanent employees, and be used by up to 200 students and doctorate students. With the innovation center, SAP will continue to drive momentum for innovative and customer-oriented solutions. SAP will invest €15.8 million in the new location.
ACQUISITIONS
In February 2011, SAP acquired security, identity and access management software, as well as assets including development and consulting resources from SECUDE, a leading vendor of application security solutions in Switzerland. SAP will include Secure Login and Enterprise Single Sign-On in its product portfolio to provide its customers with secure client-server communications for their SAP systems.
EMPLOYEES
At the end of the first quarter of 2011, our employee headcount in full-time equivalents was 53,872 (March 31, 2010: 47,598; December 31, 2010: 53,513). Thereof 15,784 were based in Germany (March 31, 2010: 14,841; December 31, 2010: 15,633) and 10,221 in the United States (March 31, 2010: 8,127; December 31, 2010: 10,194). Of the overall headcount increase in 2010, 3,817 resulted from the acquisition of Sybase in July 2010.
ORGANIZATION AND CHANGES IN MANAGEMENT
There were no important changes in our organization and management in the first quarter of 2011.

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OPERATING RESULTS, FINANCES, AND ASSETS
Performance against our Outlook for 2011 (Non-IFRS)
In this section, all discussions of the first three months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are therefore not expressly identified as IFRS figures.
We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information (Unaudited)” section as well as online on our website www.sap.com/corporate-en/investors/reports/index.epx.
Our outlook for operating profit and operating margin in 2011 and their 2010 comparative amounts are based on amended non-IFRS definitions that exclude expenses for share-based compensation and restructuring compared to 2010. Our prior year figures have been adjusted accordingly.
Operational Targets for 2011 (Non-IFRS)
For our outlook based on Non-IFRS numbers, we refer to the passage “Forecast for SAP” in this interim management report.

Key Figures — SAP Group 1/1/-3/31/ 2011 (Non-IFRS)
Non-IFRS

				Change in %
	1/1/-3/31/	1/1/-3/31/		(constant
€ millions, unless otherwise stated	2011	2010	Change in %	currency)
Software revenue	583	464	26	24
Software and software-related service revenue	2,344	1,947	20	17
Total revenue	3,041	2,509	21	18
Operating expense	-2,262	-1,892	20	17
Operating profit	779	617	26	21
Operating margin in %	25.6	24.6	1.0pp	0.7pp
Profit after tax	528	439	20	na
EPS — basic in €	0.44	0.37	19	na
Actual Performance in the First Quarter of 2011 (Non-IFRS) Compared to Outlook
In the first quarter of 2011, software and software-related service revenue (non-IFRS) increased by 20% over the same period in the previous year to €2,344 million (Q1 2010: €1,947 million). On a constant currency basis, the increase was 17%.
Non-IFRS total revenue in the same period was €3,041 million (Q1 2010: €2,509 million), an increase of 21%. On a constant currency basis, the increase was 18%.
Non-IFRS operating profit was €779 million (Q1 2010: €617 million), an increase of 26% (21% at constant currencies).
The operating margin (non-IFRS) widened in the first quarter of 2011 by 1 percentage point to 25.6% compared to the prior year’s first quarter (Q1 2010: 24,6%). At constant currencies, the operating margin (non-IFRS) increased by 0.7 percentage points.
In the first quarter of 2011 non-IFRS profit after tax was €528 million (Q1 2010: €439 million), an increase of 20%. Non-IFRS basic earnings per share was €0.44 (Q1 2010: €0.37), an increase of 19%. The non-IFRS effective tax rate in the first quarter of 2011 was 31.0% (Q1 2010: 25.2%). The year over year increase of the effective tax rate mainly results from tax effects on changes in foreign currency exchange rates and from taxes for prior years.

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KEY FIGURES — SAP GROUP IN THE FIRST QUARTER OF 2011

	1/1/-3/31/	1/1/-3/31/
€ millions, unless otherwise stated	2011	2010	Change	Change in %
Software revenue	583	464	119	26
Support revenue	1,655	1,394	261	19
Software and software-related service revenue	2,327	1,947	380	20
Total revenue	3,024	2,509	515	21
Operating expense	2,427	1,952	475	24
Operating profit	597	557	40	7
Operating margin in %	19.7	22.2	-2.5pp	-11
Profit before tax	583	521	62	12
Profit after tax	403	387	16	4
Headcount in full-time equivalents (March 31)	53,872	47,598	6,274	13
Days sales outstanding in days (March 31)	66	74	-8	-11
Basic earnings per share, in €	0.34	0.33	0.01	3
In the sections that follow, our operating results, finances and assets are discussed in detail. It must be borne in mind that the 2011 amounts include expenses and software revenue for Sybase, but the comparative amounts for the first quarter of 2010 do not, as we did not acquire Sybase until July 2010.
OPERATING RESULTS (IFRS)
Orders
The total number of new software deals closed grew by 34% in the first quarter of 2011 to 12,706 (Q1 2010: 9,448). The value of software orders received showed a small decrease of 1% compared to the previous year.
Revenue
In the first quarter of 2011, software revenue was €583 million (Q1 2010: €464 million), an increase of 26% compared to the same period in 2010.
Our software and software-related service revenue was €2,327 million (Q1 2010: €1,947 million), an increase of 20% compared to the same period in 2010.
Total revenue was €3,024 million (Q1 2010: €2,509 million), an increase of 21% compared to the same period in 2010.
Operating Expenses
In the first quarter of 2011, our operating expenses increased by 24% to €2,427 million (Q1 2010: €1,952 million). The increase in operating expenses is mainly due to expenses in connection with the acquisition of Sybase, which the comparative period of the prior year did not contain, an increase in personnel costs, acquisition-related charges, stock-based compensation expenses, currency effects, and an increase in expenses relating directly to the increase in total revenue for the quarter, such as sales expense.
The rise in personnel costs resulted primarily from the increase in the number of employees, the regular annual adjustment to employee salaries, and currency effects.
Operating Profit and Margin
In the first quarter of 2011, operating profit increased by 7% over the same period in the previous year to €597 million (Q1 2010: €557 million).
Our operating margin decreased by 2.5 percentage points to 19.7% (Q1 2010: 22.2%). In the first three months of 2011, acquisition-related expenses and stock-based compensation expenses reduced our operating margin by 5.4 percentage points. In the comparative period of the prior year, acquisition-related expenses and expenses for stock-based compensation had a much smaller effect on the operating margin, reducing it by 2.4 percentage points.
Profit after Tax and Earnings per Share
In the first quarter of 2011 profit after tax was €403 million (Q1 2010: €387 million), an increase of 4%. Basic earnings per share was €0.34 (Q1 2010: €0.33), an increase of 3%.
The effective tax rate in the first quarter of 2011 was 30.9% (Q1 2010: 25.7%). The year over year increase of the effective tax rate mainly results from tax effects on changes in foreign currency exchange rates and from taxes for prior years.

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FINANCES (IFRS)
Cash Flow and Liquidity
Operating cash flow for the first three months of 2011 was €1,592 million (Q1 2010: €772 million), our highest first quarter figure ever. The increase in operating cash flow was due mainly to strong growth in revenue in the fourth quarter of 2010. Generally, our operating cash flow is greater in the first quarter of the year than in subsequent quarters. Our cash flow increased substantially in comparison with the corresponding quarter last year because, among other things, last year we invoiced support fees later. Having introduced a two-tier support model, we decided in early 2010 not to invoice customers until they had told us which of the options they were choosing. In consequence, first quarter operating cash flow was lower than usual in 2010.
Group liquidity stood at €4,487 million on March 31, 2011 (December 31, 2010: €3,528 million). Group liquidity comprised cash and cash equivalents totaling €4,477 million (December 31, 2010: €3,518 million) and short-term investments totaling €10 million (unchanged since December 31, 2010).
Group Liquidity of SAP Group

	March 31,	December
€ millions	2011	31, 2010	Change
Cash and cash equivalents	4,477	3,518	959

Short-term investments	10	10	0

Group Liquidity — gross	4,487	3,528	959

Current bank loans	3	1	2

Net liquidity 1	4,484	3,527	957

Non-current bank loans	602	1,106	-504

Private placement transactions	1,049	1,071	-22
Bond	2,200	2,200	0
Net liquidity 2	633	-850	1,483
Net liquidity 1 is total group liquidity minus current bank loans. Net liquidity 1 does not differ significantly from total group liquidity, as current bank loans are very small. Current bank loans comprise overdrafts only. These are unchanged from December 31, 2010.
Net liquidity 2, defined as group liquidity minus bank loans, private placement transactions, and bonds, was €633 million (December 31, 2010: €-850 million).
Financing
The decrease in non-current bank loans in the first quarter of 2011 as compared to December 31, 2010, is mainly due to the €500 million partial repayment of an acquisition loan on February 28, 2011.
Free Cash Flow and Days Sales Outstanding
Our free cash flow and our days sales outstanding (DSO) on March 31, 2011 were as follows:
Free Cash Flow

	March 31,	March 31,	Change
	2011	2010	in %
Free cash flow	1,451	715	10 3
We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.
Days Sales Outstanding

	March 31,	December	Change
	2011	31, 2011	in days
Days sales outstanding (DSO) in days	66	65	1
DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
ASSETS (IFRS)
Analysis of Consolidated Statements of Financial Position
The total assets of the Group were €21,610 million on March 31, 2011, an increase of 4% compared with €20,839 million on December 31, 2010.
The equity ratio remained flat on March 31, 2011 compared to December 31, 2010, with 47%.
Investments
Our capital expenditures for property, plant, and equipment increased to €85 million for the first quarter of 2011 (December 31, 2010: €287 million). This increase can mainly be traced back to an increase in spending on IT hardware and cars.
Off-Balance Sheet Arrangements
Any off-balance sheet arrangements, such as sale-and-leaseback transactions, factoring contracts, asset-backed

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securities, and liabilities related to special-purpose entities, that are not disclosed in our consolidated interim financial statements are not material in volume.
Competitive Intangibles
The assets that are the basis for our current as well as future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, with the equity on the Consolidated Statements of Financial Position, which was €10.1 billion at the end of the first quarter (December 31, 2010: €9.8 billion). This means that the market capitalization of our equity is 425% higher than the book value.
Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.
SUSTAINABILITY
With sustainability core to our strategy of making the world run better, we published our fourth annual sustainability report on March 24, 2011, which is available on our Website www.sapsustainabilityreport.com. The 2010 SAP Sustainability Report showcases our belief that in a better-run world, IT helps companies operate profitably and sustainably. The sustainability report supports transparency and engagement by encouraging a dialogue with stakeholders via social media platforms.
In April 2011, SAP also released its quarterly sustainability update for the first quarter of 2011 (preliminary and unaudited). SAP’s greenhouse gas (GHG) emissions for the first quarter ending March 31, 2011 totaled 111 kilotonnes (not including Sybase) — an increase of 6% compared to the first quarter of 2010. This can be attributed to a 5% increase in the number of employees in combination with increased air travel activities. SAP also realized areas of improvement in the first quarter of 2011, for example decreased emissions from heating and other stationary combustion in our facilities by 24%. Despite the 6 percent year over year quarterly increase, the company is still on track to meet its year end emissions goal.
SAP STOCK
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American Depositary Receipts (ADRs), each representing one common share, trade under the symbol “SAP.” SAP is a component of the DAX, the index of 30 German blue chip companies, the Dow Jones EURO STOXX 50, the S&P North American Software Index, as well as the TechPGI.
SAP stock started the first quarter of 2011 at €38.10, the Xetra closing price on December 31, 2010. Shortly afterwards, on January 10, it fell to €37.45, its lowest level for the year to date. From then on the price steadily increased, driven in part by the very favorable 2010 results and the company’s proposal to raise the dividend. On February 14, SAP stock soared to €44.67. This was both the highest price for the year to date and the highest level for nearly five years.
After that, the world stock markets were impacted by several factors: resurgent concerns about the European sovereign debt crisis, the war in Libya, and, above all, the natural disasters and nuclear reactor catastrophe in Japan. As a result, SAP stock fell to €39.60 on March 16, while the DAX and Dow Jones EURO STOXX recorded their lowest levels of the year on this date. The overall stock market environment improved in the second half of March. During this period SAP stock benefited from the upbeat mood in the technology sector, ending the quarter at a XETRA closing price of €43.20. SAP’s stock price had increased 13.1% since the close of 2010. By comparison, the DAX increased only 1.8% during the first three months, and the S&P North Software-Software Index rose 6.1% over the same period and the Dow Jones EURO STOXX 50 increased 4.2% whereas the TechPGI even decreased 4.3%.

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With a Xetra closing price of €43.20 on March 31, 2011, our market capitalization was €53.03 billion based on 1,227 million outstanding shares. Deutsche Börse uses the free-float factor to weight companies in the DAX. Our free-float factor was 73.16% on March 31, 2011, resulting in a free-float market capitalization on the same data of approximately €38.8 billion. This makes SAP the seventh-largest company in the DAX in terms of free-float market capitalization. When measured by our total market capitalization of €53.03 billion, we are the fourth-largest DAX company.
The SAP AG Annual General Meeting of Shareholders takes place on May 25, 2011, at the SAP Arena in Mannheim, Germany. SAP is among the first companies in Germany to offer shareholders online attendance and online real time voting. The invitation, the agenda, and more information are available on our Web site at www.sap.com/agm. At the Annual General Meeting of Shareholders, the Executive Board and the Supervisory Board will recommend raising the dividend per share from €0.50 to €0.60, which is a 20% increase. If the Annual General Meeting of Shareholders so resolves, the total dividend distributed to shareholders would be approximately €713 million (2009: €594 million) based on the number of shares outstanding on December 31, 2010. This dividend, payable from May 26, 2011, provides a payout ratio of 39% (2009: 34%).
Additional information about SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU”, and on the SAP Web site at www.sap.com/investor.
RISK AND OPPORTUNITY MANAGEMENT
We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action.
The earthquake and tsunami in Japan on March 11, 2011, and the damage to the Fukushima nuclear power plant, have not had any significant effects on our operations. At the time this statement is given, there were no reliable predictions on the further development of this situation and resulting impacts. We are also unable to assess whether other disasters might occur, and how damaging they might be.
The civil and political unrest in the Middle East and North Africa has so far had only a minor negative impact on our business. However, it is very difficult to judge how the situation in the region will develop.
As a result we cannot make any reliable judgments at this stage about the possible effects of these events on our business. We cannot exclude the possibility that they may negatively impact our financial position, cash flows, operating profit, and stock price.
For changes in our legal liability risks since our last Annual Report, see note (13) in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged from 2010, and are discussed more fully in our 2010 Annual Report and our Annual Report on Form 20-F for 2010.

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OUTLOOK
Future Trends in the Global Economy
Leading economic research organizations, such as the ECB and IMF, are projecting that the recovery of the global economy will continue in 2011. They have increased their estimates for 2011, as economic growth will be boosted by the fact that financing conditions for companies are returning to normal.
In the EMEA region, the euro area will benefit in particular from increasing demand abroad. Growth in GDP for the rest of 2011 is projected to be in the low single-digit range. The organizations expect the economies of the other EMEA countries to recover. However, political unrest in the Middle East and North Africa could pose a risk to this recovery.
In the Americas region, prospects for growth in the United States’ economy are favorable, not just because of increasing confidence in the economic stability of the country, but also because of supportive financing conditions for businesses. High unemployment and continuing gloom in the real estate market are still a burden on the economy. In Latin America, the development of the economy is expected to return to normal, as governments gradually withdraw their fiscal stimulus measures.
Growth in export demand in the Asia Pacific Japan (APJ) region should boost economic growth in Japan. It is too soon to say how the earthquake of March 11, 2011, in Japan will affect this outlook. In many sectors supply chains have been disrupted, but the rebuilding process will strengthen Japan’s economy as a whole. The economists forecast that the emerging economies of Asia will continue to grow strongly, though they have some concerns that these economies might overheat.
They have identified two possible countervailing directions for the global economy: If global trade accelerates faster than expected, this could give a positive impetus to the overall development of the global economy. On the other hand, if there are tensions in the financial markets, commodity prices continue to rise, or if there is a movement towards protectionism, these will have a negative influence on the global economy, causing it to grow more slowly than forecast.
IT Market: The Outlook for 2011
According to International Data Corporation (IDC), a market research firm based in the United States, in 2011 it will once again be the hardware segment that drives growth in the global IT market. Smartphones and portable PCs will provide the major impetus, it believes. However, it is also expecting growth in the middle of the single-digit percentage range in the software and services segments this year, having revised upward the prediction it made at the end of 2010.
The market research firm now assumes IT market growth in the EMEA region will also be more rapid than it had previously expected. Only the services segment will continue to sag under the weight of government cuts in Western Europe, it says. IDC has revised its projection upward for the overall IT market in Germany, now expecting midrange single-digit growth. It expects double-digit growth in the countries of Central and Eastern Europe, the Middle East, and Africa.
In the Americas, IDC forecasts increasing company investment in software and services and has consequently revised its earlier prediction upward for overall IT market growth in that region. However, IDC now envisions slightly slower growth in the U.S. hardware and software segments than it had previously called. It has slightly raised its prediction for the services segment, and expects overall growth to be in the middle of the single-digit percentage range.
In the APJ region, IDC expects IT business growth to slow in 2011. In the emerging and developing economies of Asia, it predicts double-digit growth. However, it reports that in Japan companies were continuing to be cautious about investment and expects little if any expansion. This was before the as yet still unforeseeable consequences of the earthquake on March 11, 2011. IDC has not altered its belief that by 2013 China will overtake Japan as the second-largest IT market in the world.
With the likelihood of another global recession decreasing, IDC does not see any major risks in relation to its predictions. Although smaller businesses may continue to feel the effects of weak confidence, it believes larger enterprises are once more prepared to invest. However, for the time being high unemployment will prevent a return to the levels of growth seen before the recession.
FORECAST FOR SAP
Operational Targets for 2011 (Non-IFRS)
SAP is providing the following outlook for the full-year 2011, which is unchanged from its previous outlook reported on January 26, 2011 and then reaffirmed in the 2010 Annual Report to Shareholders published on March 18, 2011 and the Annual Report on Form 20-F filed with the U.S.: Securities and Exchange Commission on March 18, 2011.
The Company expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% – 14% at constant currencies (2010: €9.87 billion).

14     INTERIM REPORT JANUARY–MARCH 2011
The Company expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion – €4.65 billion at constant currencies (2010: €4.01 billion), resulting in a 2011 non-IFRS operating margin increasing in a range of 0.5 – 1.0 percentage points at constant currencies (2010: 32.0%).
For the full-year 2011, the Company projects an IFRS effective tax rate of 27.0% – 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% – 28.5% (2010: 27.3%).
Goals for Liquidity, Finance, Investments and Dividends
Our goals for liquidity, finance, investments and dividends as discussed in our Annual Report 2010 are unchanged :
We have already achieved a positive net liquidity position by the end of the first quarter of 2011. We want to report a positive net liquidity position at the end of 2011 as well. We do not therefore currently expect to repurchase stock for treasury in 2011, except as needed for our share-based payment plans; rather, we will prioritize reducing debt. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous.
Excepting acquisitions, our planned capital expenditures for 2011 will be covered in full by operating cash flow. We have not changed our objective of returning about 30% of our net income to our shareholders through dividend payments.
Premises on Which our Outlook is Based
In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared these financial statements that could influence SAP’s business going forward.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not have any effects in 2011 from a major acquisition.
Medium-Term Prospects
Our medium-term prospects as discussed in our 2010 Annual Report and our Annual Report on Form 20-F did not change in the first quarter of 2011. We still aim to have achieved a non-IFRS operating margin of 35% in average annual increments of up to 100 basis points by the middle of the present decade. Over the same period, we aim to increase our annual total revenue to at least €20 billion. To achieve these objectives, we are planning to realign our organizational structure to further drive growth, innovation, and simplicity.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     15
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS (Unaudited)

Consolidated Income Statements of SAP Group	16
Consolidated Statements of Comprehensive Income of SAP Group	17
Consolidated Statements of Financial Position of Sap Group	18
Consolidated Statements of Changes in Equity of SAP Group	20
Consolidated Statements of Cash Flows of SAP Group	21

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information about Consolidated Financial Statements	22
(2) Scope of Consolidation	22
(3) Summary of Significant Accounting Policies	22
(4) Business Combinations	23
(5) Employee Benefits Expense and Headcount	24
(6) Income Tax	25
(7) Earnings per Share	25
(8) Other Financial Assets	25
(9) Trade and Other Receivables	26
(10) Financial Liabilities	26
(11) Total Equity	26
(12) Contingent Liabilities	27
(13) Litigation and Claims	27
(14) Share-Based Payment Plans	29
(15) Other Financial Instruments	29
(16) Segment and Geographic Information	29
(17) Related Party Transactions	31

16     INTERIM REPORT JANUARY–MARCH 2011
CONSOLIDATED INCOME STATEMENTS
For the three months ended March 31

€ millions, unless otherwise stated	Note	2011	2010	Change in %
Software revenue		583	464	26
Support revenue		1,655	1,394	19
Subscription and other software-related service revenue		89	89	0
Software and software-related service revenue		2,327	1,947	20
Consulting revenue		570	479	19
Other service revenue		127	83	53
Professional services and other service revenue		697	562	24
Total revenue		3,024	2,509	21

Cost of software and software-related services		-495	-399	24
Cost of professional services and other services		-577	-451	28
Research and development		-498	-393	27
Sales and marketing		-677	-557	22
General and administration		-177	-148	20
TomorrowNow litigation		-2	0	N/A
Other operating income/expense, net		-1	-4	-75
Total operating expenses		-2,427	-1,952	24

Operating profit		597	557	7

Other non-operating income/expense, net		0	-36	-100
Finance income		29	15	93
Finance costs		-43	-15	>100
Financial income, net		-14	0	N/A
Profit before tax		583	521	12
Income tax expense	(6)	-180	-134	34
Profit after tax		403	387	4
— Profit attributable to non-controlling interests		0	0	0
— Profit attributable to owners of parent		403	387	4

Basic earnings per share, in € *	(7)	0.34	0.33	3
Diluted earnings per share, in € *	(7)	0.34	0.33	3

*	For the three months ended March 31, 2011 and 2010 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,189 million (Diluted: 1,190 million), respectively (treasury stock excluded).

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     17
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the quarter ended March 31

€ millions	2011	2010
Profit after tax	403	387
Gains (losses) on exchange differences on translation, before tax	-156	131
Reclassification adjustments on exchange differences on translation, before tax	0	-7
Exchange differences on translation	-156	124
Gains (losses) on remeasuring available-for-sale financial assets, before tax	-6	6
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	-6	6
Gains (losses) on cash flow hedges, before tax	30	-32
Reclassification adjustments on cash flow hedges, before tax	9	5
Cash flow hedges	39	-27
Actuarial gains ( losses) on defined benefit plans, before tax	5	-5
Other comprehensive income before tax	-118	98
Income tax relating to components of other comprehensive income	-25	12
Other comprehensive income after tax	-143	110
Total comprehensive income	260	497
— attributable to non-controlling interests	0	0
— attributable to owners of parent	260	497

18     INTERIM REPORT JANUARY–MARCH 2011
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as at March 31, 2011 and December 31, 2010

€ millions	Notes	2011	2010
Cash and cash equivalents		4,477	3,518
Other financial assets	(8)	252	158
Trade and other receivables	(9)	3,214	3,099
Other non-financial assets		210	181
Tax assets		135	187
Total current assets		8,288	7,143
Goodwill		8,264	8,428
Intangible assets		2,218	2,376
Property, plant, and equipment		1,443	1,449
Other financial assets	(8)	446	475
Trade and other receivables	(9)	75	78
Other non-financial assets		30	31
Tax assets		124	122
Deferred tax assets		722	737
Total non-current assets		13,322	13,696

Total assets		21,610	20,839

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     19

€ millions	Notes	2011	2010
Trade and other payables		794	923
Tax liabilities		77	164
Financial liabilities	(10)	141	142
Other non-financial liabilities		1,129	1,726
Provision TomorrowNow litigation		938	997
Other provisions		360	290
Provisions		1,298	1,287
Deferred income		2,773	911
Total current liabilities		6,212	5,153
Trade and other payables		43	30
Tax liabilities		403	369
Financial liabilities	(10)	3,906	4,449
Other non-financial liabilities		91	85
Provisions		247	292
Deferred tax liabilities		562	574
Deferred income		57	63
Total non-current liabilities		5,309	5,862
Total liabilities		11,521	11,015
Issued capital		1,228	1,227
Share premium		386	337
Retained earnings		10,159	9,767
Other components of equity		-288	-142
Treasury shares		-1,406	-1,382
Equity attributable to owners of parent		10,079	9,807
Non-controlling interests		10	17
Total equity	(11)	10,089	9,824

Equity and liabilities		21,610	20,839

20     INTERIM REPORT JANUARY–MARCH 2011
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the quarter ended March 31

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners of	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	Parent	Interests	Equity
January 1, 2 010	1,226	317	8,571	- 319	13	-11	-1,320	8,477	14	8,491
Profit after tax			387					387		387
Other comprehensive income				124	6	-20		110		110
Share-based compensation		-1						-1		-1
Issuance of shares under share-based payments programs	1	20						21		21
Purchase of treasury shares							-120	-120		-120
Reissuance of treasury shares under share-based payments programs		-5					88	83		83
March 31, 2010	1,227	331	8,958	- 195	19	-31	-1,352	8,957	14	8,971

January 1, 2 011	1,227	337	9,767	-131	16	-27	-1,382	9,807	17	9,824
Profit after tax			403					403		403
Other comprehensive income			3	-169	-6	29		-143		-143
Share-based compensation		-13						-13		-13
Issuance of shares under share-based payments programs	1	29						30		30
Purchase of treasury shares							-158	-158		-158
Reissuance of treasury shares under share-based payments programs		33					134	167		167
Other			-14					-14	-7	-21
March 31, 2011	1,228	386	10,159	-300	10	2	-1,406	10,079	10	10,089

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     21
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31

€ millions	2011	2010
Profit after tax	403	387
Adjustments to reconcile profit after taxes to net cash provided by operating
Depreciation and amortization	178	111
Income tax expense	180	134
Finance income and finance costs, net	14	0
Gains/ losses on disposals of non-current assets	1	1
Decrease/ increase in sales and bad debt allowances on trade receivables	21	21
Other adjustments for non-cash items	-11	6
Decrease/ increase in trade receivables	-233	-915
Decrease/ increase in other assets	-105	-11
Decrease/ increase in trade payables, provisions and other liabilities	-593	-348
Decrease/ increase in deferred income	1,944	1,592
Cash paid due to TomorrowNow litigation	-2	-5
Interest paid	-21	-12
Interest received	20	11
Income taxes paid, net of refunds	-204	-200
Net cash flows from operating activities	1,592	772
Purchase of intangible assets and property, plant, equipment and business combinations	-141	-57
Proceeds from sales of intangible assets or property, plant, and equipment	10	9
Purchase of equity or debt instruments of other entities	-79	-318
Proceeds from sales of equity or debt instruments of other entities	103	122
Net cash flows from investing activities	-107	-244
Purchase of non-controlling interests	-21	0
Purchase of treasury shares	-158	-120
Proceeds from reissuance of treasury shares	141	81
Proceeds from issuing shares (share-based compensation)	29	20
Proceeds from borrowings	2	1
Repayments of borrowings	-504	0
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-14
Proceeds from exercise of equity-based derivative financial instruments	0	4
Net cash flows from financing activities	-511	-28
Effect of foreign exchange rates on cash and cash equivalents	-15	29
Net decrease/ increase in cash and cash equivalents	959	529
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	4,477	2,413

22     INTERIM REPORT JANUARY–MARCH 2011
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(1) General Information About Consolidated Financial Statements
The accompanying consolidated financial statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The interim consolidated financial statements for the period ended March 31, 2011 are in compliance with International Accounting Standard (IAS) 34.
Certain information and disclosures normally included in notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
We reclassified certain items in our Consolidated Financial Statements for 2010, as described in Note (3b). The Consolidated Financial Statements for 2010 are included in our 2010 Annual Report and our Annual Report 2010 on Form 20-F. Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation. The adjustment of the allocation of the acquisition price also results in non-material changes to some of the amounts reported in previous years.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2010.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2010	19	144	163
Additions	4	58	62
Disposals	-2	-20	-22
December 31, 2010	21	182	203
Additions	1	1	2
Disposals	0	-2	-2
March 31, 2011	22	181	203
The additions in the first quarter of 2011 relate to legal entities added in connection with foundations. The disposals are due to mergers and to liquidations of non-operating acquired legal entities.
The changes in the scope of companies in 2010 impact the comparability with prior years and prior quarters. This is due to our acquisition of Sybase Inc. in the third quarter of 2010, which is significant to some items in the financial statements.
For additional information on our business combinations and the effect on our Consolidated Financial Statements, see note (4) in our Consolidated Financial Statements for 2010
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2010. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, see note (3) in our Annual Report for 2010.
Newly Adopted Accounting Standards
The new accounting standards adopted in the first three months of 2011 did not have a material impact on our consolidated financial statements.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     23
New Accounting Standards Not Yet Adopted
For detailed information about new accounting standards not yet adopted, see note (3) in our Annual Report for 2010.
(4) Business Combinations
We acquired the following business in the first quarter of 2011:
Acquired Businesses

			Acquired
Business		Acquisition	Voting	Acquisition
Acquired	Sector	Type	Interest	Date
SECUDE AG, Emmetten, Switzerland	SECUDE is a privately held entity engaged in IT security software products and solutions.	Asset Purchase	100%	February 1, 2011
We acquire businesses in specific areas of strategic interest to us. The acquisition in the first quarter of 2011 was not material to SAP.
Acquisitions of the prior year are described in the consolidated financial statements for 2010 in our 2010 Annual Report.

24     INTERIM REPORT JANUARY–MARCH 2011
(5) Employee Benefits Expense and Headcount
Employee benefits expense comprises the following:
Employee Benefits Expense

€ millions	Q1 2011	Q1 2010
Salaries	1,168	965
Social security expense	178	162
Pension expense	54	48
Share-based payment expense	52	5
Termination benefits	14	26
Employee Benefits Expense	1,466	1,206
On March 31, 2011, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees (in Full-Time Equivalents)

	March 31, 2011				March 31, 2010
			Asia				Asia
			Pacific				Pacific
Full-time equivalents	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,861	1,907	2,397	8,165	3,238	1,366	1,981	6,585
Professional services and other services	6,842	3,944	2,445	13,231	6,435	3,457	2,218	12,110
Research and development	8,694	3,170	4,054	15,918	8,435	2,532	3,709	14,676
Sales and marketing	4,584	4,158	2,175	10,917	4,183	3,572	1,751	9,506
General and administration	2,036	1,034	520	3,590	1,923	719	422	3,064
Infrastructure	1,163	621	267	2,051	1,041	414	202	1,657
SAP Group (March 31)	27,180	14,834	11,858	53,872	25,255	12,060	10,283	47,598
SAP Group (average first three months)	27,136	14,842	11,821	53,799	25,240	12,027	10,265	47,532

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     25
The allocations of expenses for share-based compensation to the various expense items are as follows:
Share-Based Compensation

€ millions	Q1 2011	Q1 2010
Cost of software and software-related services	-4	-1
Cost of professional services and other services	-8	0
Research and development	-17	-1
Sales and marketing	-12	-1
General and administration	-11	-2
Total share-based compensation	-52	-5
(6) Income Tax
In the first quarter of 2011, income taxes and the effective tax rate, each compared with the first quarter of 2010, developed as follows:
Income Taxes

€ millions, unless stated otherwise	Q1 2011	Q1 2010
Profit before income tax	583	521
Income tax expense	-180	-134
Effective tax rate in %	30.9	25.7
(7) Earnings per Share
Diluted earnings per share (EPS) does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002, because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 5.3 million SAP common shares on March 31, 2011, and 22.4 million SAP common shares on March 31, 2010.
Starting in the third quarter of 2010, diluted EPS includes the dilutive effect of bonus shares granted under Share Matching Plan 2010.
Earnings per Share

€ millions, unless otherwise stated	Q1 2011	Q1 2010
Profit attributable to owners of parent	403	387
Issued ordinary shares	1,227	1,226
Effect of treasury shares	-39	-37
Weighted average number of shares in millions — basic	1,188	1,189
Dilutive effect of stock options in millions	1	1
Weighted average number of shares in millions — diluted	1,189	1,190
Basic earnings per share, in €	0.34	0.33
Diluted earnings per share, in €	0.34	0.33
(8) Other Financial Assets
Other financial assets comprise:
Other Financial Assets

	March 31, 2011
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	44	292	336
Debt investments	0	0	0
Equity investments	0	118	118
Available-for-sale financial assets	0	118	118
Derivates	208	0	208
Investments in associates	0	36	36
Total	252	446	698

	December 31, 2010
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	42	328	370
Debt investments	0	0	0
Equity investments	0	107	107
Available-for-sale financial assets	0	107	107
Derivates	116	0	116
Investments in associates	0	40	40
Total	158	475	633

26     INTERIM REPORT JANUARY–MARCH 2011
(9) Trade and Other Receivables
Trade and other receivables comprise:
Trade and Other Receivables

	March 31, 2011
		Non-
€ millions	Current	current	Total

Trade receivables, net	3,180	0	3,180
Other receivables	34	75	109
Total trade and other receivables	3,214	75	3,289

	December 31, 2010
		Non-
€ millions	Current	current	Total

Trade receivables, net	3,031	0	3,031
Other receivables	68	78	146
Total trade and other receivables	3,099	78	3,177
The carrying amounts of our trade receivables and related allowances were as follows:
Carrying Amount s of Trade Receivables

	March 31,	December
€ millions	2011	31, 2010
Gross carrying amount	3,350	3,187
Sales allowances charged to revenue	-124	-112
Allowance for doubtful accounts charged to expense	-46	-44
Carrying amount trade receivables, net	3,180	3,031
In our Consolidated Income Statement, bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.
(10) Financial Liabilities
Financial liabilities comprise:
Financial Liabilities

	March 31, 2011
		Non-
€ millions	Current	current	Total
Bank loans	3	599	602
Private placement transactions	0	1,047	1,047
Bonds	0	2,192	2,192
Other financial liabilities	138	68	206
Financial liabilities	141	3,906	4,047

	December 31, 2010
		Non-
€ millions	Current	current	Total
Bank loans	1	1,098	1,099
Private placement transactions	0	1,069	1,069
Bonds	0	2,191	2,191
Other financial liabilities	141	91	232
Financial liabilities	142	4,449	4,591
(11) Total Equity
Issued Shares
As at March 31, 2011, SAP AG had 1,227,593,197 no-par issued shares (December 31, 2010: 1,226,822,697) issued with a calculated nominal value of €1 per share.
In the first quarter of 2011, the number of issued shares increased by 770,500 shares (Q1 2010: 620,612), resulting from the exercise of awards granted under certain share-based compensation programs.
Treasury Shares
On March 31, 2011, we held 39 million treasury shares, representing €39 million or 3.2% of capital stock.
In the first quarter of 2011, we acquired 3.6 million shares for treasury at an average price of approximately €43.84 per share and disposed of 3.8 million shares with a purchase price of approximately €35.44 per share. Stock purchases and stock sales were mainly in connection with

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     27

our stock option plans, which are described in Note (28) in our Annual Report for 2010.
In the first quarter of 2010, we acquired 3.5 million shares at an average price of approximately €33.99 per share and we disposed of 2.5 million shares with a purchase price of approximately €35.42 per share. Stock purchases and stock sales were mainly in connection with our stock option plans, which are described in Note (28) in our Annual Report for 2010.
We do not have any dividend or voting rights associated with our treasury stock. In the first quarters of 2011 and 2010 we did not purchase any SAP American Depositary Receipts (ADRs). We did not hold any SAP ADRs on March 31, 2011, or on March 31, 2010.
(12) Contingent Liabilities
For a detailed description of our contingent liabilities, see our Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2010.
For information about contingent liabilities related to litigation, see Note (13).
(13) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of €997 million. We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.
However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
For a description of the development of the provisions recorded for litigation, see Note (19b) in our Annual Report 2010.
Among the claims and lawsuits are the following:
Intellectual Property Litigation
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing, however, the infringement hearing has been stayed pending the appeals.
In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The trial is scheduled for December 2011.
In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November

28      INTERIM REPORT JANUARY–MARCH 2011

2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys ´ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provides for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest which accrues from the time judgment is entered.
The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:
a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.
b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.
c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1,655,600,000 under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”
d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.
We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As of the date of this report, SAP has filed post-trial motions that ask the judge to overturn the judgment. The hearing on the post-trial motions is scheduled for July 2011. Based on the outcome of the post-trial motions, SAP will decide whether to appeal.
Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in May 2011.
In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has the right to appeal the court’s Markman ruling.
In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents.
In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.
Other Litigation

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     29
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. The trial has been scheduled for June 2011.
(14) Share-Based Payment Plans
For a detailed description of our share-based compensation plans, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (28), or our Annual Report 2010 on Form 20-F.
In February 2011, we issued a share-based compensation plan to motivate and retain key employees of Sybase, Inc. Under the new Sybase-Plan (Sybase 2011), we granted 305,000 restricted stock units (RSU), representing a contingent right to receive a cash payment determined by the market value of the same number of shares of SAP AG. The percentage of RSU, if any, that will vest will be determined based on percentage achievements of certain specified one year performance targets for Sybase.
The outstanding equity-settled options, convertible bonds, and SMPs entitle their holders to the following numbers of shares:
Out standing Opt ions, Convertible Bonds and Restricted Stocks number in thousands

	March 31,	December
	20 11	31, 2010
Stock Option Plan 2002	0	5,342
Long Term Incentive 2000 Plan (convertible bonds)	3,527	15,889
Long Term Incentive 2000 Plan (stock options)	909	1,680
Share Matching Plan 2010 (Bonus shares)	556	564
(15) Other Financial Instruments
A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in notes (25) to (27) to our consolidated financial statements for 2010, which are included in our Annual Report 2010 and our Annual Report 2010 on Form 20-F.
(16) Segment and Geographic Information
For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (29).
The following tables present external revenue and profit from our reportable segments, a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the IFRS consolidated income statements, and a reconciliation of total segment profit to profit before taxes as reported in the consolidated income statements.
We acquired Sybase on July 26, 2010. Therefore, there are no Sybase numbers disclosed in the first quarter of 2010 for external revenue and profit.
External Revenue and Results from Report able Segments
Q1 2011

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	2,059	694	76	205	3,034
Segment profit from reportable segments	1,155	175	23	47	1,400
Depreciation and amortization	-5	-2	0	-4	-11
Q1 2010

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	1,842	588	73	0	2,503
Segment profit from reportable segments	1,054	148	22	0	1,224
Depreciation and amortization	-4	-2	0	0	-6

30     INTERIM REPORT JANUARY–MARCH 2011
Reconciliation of Revenues and Segment Results

	Q1	Q1
€ millions	2011	2010
External revenue from reportable segments	3,034	2,503
External revenue from services provided outside of the reportable segments	7	6
Adjustment support revenue	-17	0
Total revenue	3,024	2,509
Segment profit from reportable segments	1,400	1,224
External revenue from services provided outside of the reportable segments	7	6
Development expense, not included in the segment result — management view	-429	-438
Administration and other corporate expenses, not included in the segment result — management view	-198	-176
Share-based payment expense	-52	-5
Adjustment support revenue	-17	0
Acquisition-related charges	-112	-54
Loss from discontinued operations	-2	0
Operating profit	597	557
Other non-operating income/ expense, net	0	-36
Finance income, net	-14	0
Profit before tax	583	521

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     31
Geographic Information
The amounts for sales by destination in the following tables are based on the location of customers.
Software revenue by sales destination

	Q1	Q1
€ millions	2011	2010
EMEA1)	251	218
Americas	231	171
APJ2)	101	74
SAP Group	583	463

1)	Europe, Middle East, and Africa

2)	Asia Pacific Japan
Software and software-related service revenue by sales destination

	Q1	Q1
€ millions	2011	2010
Germany	331	310
Rest of EMEA	795	691
Total EMEA	1,126	1,001
United States	620	471
Rest of Americas	222	192
Total Americas	842	663
Japan	124	98
Rest of APJ	236	185
Total APJ	360	283
SAP Group	2,327	1,947
Revenue by sales destination

	Q1	Q1
€ millions	2011	2010
Germany	485	444
Rest of EMEA	997	859
EMEA	1,482	1,302
United States	819	620
Rest of Americas	292	247
Americas	1,111	867
Japan	140	111
Rest of APJ	291	229
APJ	431	340
SAP Group	3,024	2,509
(17) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.
For further information on related party transactions, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (31).
Release of the Interim Financial Statements
The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the first quarter of 2011 on April 27, 2011, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

32     INTERIM REPORT JANUARY–MARCH 2011
ADDITIONAL FINANCIAL INFORMATION
(UNAUDITED)
IFRS AND NON-IFRS FINANCIAL DATA
RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS
The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	583	0	583	-6	577	464	0	464	26	26	24
Support revenue	1,655	17	1,672	-50	1,622	1,394	0	1,394	19	20	16
Subscription and other software-related service revenue	89	0	89	-2	87	89	0	89	0	0	-2
Software and software-related service revenue	2,327	17	2,344	-58	2,286	1,947	0	1,947	20	20	17
Consulting revenue	570	0	570	-14	556	479	0	479	19	19	16
Other service revenue	127	0	127	-3	124	83	0	83	53	53	49
Professional services and other service revenue	697	0	697	-17	680	562	0	562	24	24	21
Total revenue	3,024	17	3,041	-75	2,966	2,509	0	2,509	21	21	18

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-495	77	-418			-399	41	-358	24	17
Cost of professional services and other services	-577	13	-564			-451	1	-450	28	25
Research and development	-498	23	-475			-393	2	-391	27	21
Sales and marketing	-677	38	-639			-557	13	-544	22	17
General and administration	-177	12	-165			-148	3	-145	20	14
TomorrowNow litigation	-2	2	0			0	0	0	N/ A	0
Other operating income/ expense, net	-1	0	-1			-4	0	-4	-75	-75
Total operating expenses	-2,427	165	-2,262	45	-2,217	-1,952	59	-1,892	24	20	17

Non-IFRS Profit Numbers
Operating profit	597	182	779	-30	749	557	59	617	7	26	21
Other non-operating income/ expense, net	0	0	0			-36	7	-30	-100	-100
Finance income	29	0	29			15	0	15	93	93
Finance costs	-43	0	-43			-15	0	-15	>100	>100
Finance income, net	-14	0	-14			0	0	0	N/ A	N/ A
Profit before tax	583	182	765			521	66	587	12	30
Income tax expense	-180	-57	-237			-134	-14	-148	34	60
Profit after tax	403	125	528			387	52	439	4	20
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	403	125	528			387	52	439	4	20

Non-IFRS Key Ratios
Operating margin in %	19.7		25.6		25.3	22.2		24.6	-2.5pp	1.0pp	0.7pp
Effective tax rate in %	30.9		31.0			25.7		25.2	5.2pp	5.8pp
Basic earnings per share, in €	0.34		0.44			0.33		0.37	3	19

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

ADDITIONAL FINANCIAL INFORMATION     33
REVENUE BY REGION
The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact* *	currency* *	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency* *
Software revenue by region
EMEA	251	0	251	-2	249	218	0	218	15	15	14
Americas	231	0	231	1	232	171	0	171	35	35	36
Asia Pacific Japan	101	0	101	-4	97	74	0	74	36	36	31
Software revenue	583	0	583	-6	577	464	0	464	26	26	24
Software and software-related service revenue by region
Germany	331	0	331	0	331	310	0	310	7	7	7
Rest of EMEA	795	5	800	-19	781	691	0	691	15	16	13
Total EMEA	1,126	5	1,131	-19	1,112	1,001	0	1,001	12	13	11
United States	620	9	629	-2	627	471	0	471	32	34	33
Rest of Americas	222	1	223	-11	212	192	0	192	16	16	10
Total Americas	842	11	853	-14	839	663	0	663	27	29	27
Japan	124	1	125	-12	113	98	0	98	27	28	15
Rest of Asia Pacific Japan	236	1	237	-15	222	185	0	185	28	28	20
Total Asia Pacific Japan	360	1	361	-26	335	283	0	283	27	28	18
Software and software-related service revenue	2,327	17	2,344	-58	2,286	1,947	0	1,947	20	20	17
Total revenue by region
Germany	485	0	485	0	485	444	0	444	9	9	9
Rest of EMEA	997	5	1,002	-25	977	859	0	859	16	17	14
Total EMEA	1,482	5	1,487	-24	1,463	1,302	0	1,302	14	14	12
United States	819	9	828	-3	825	620	0	620	32	34	33
Rest of Americas	292	1	293	-14	279	247	0	247	18	19	13
Total Americas	1,111	11	1,122	-18	1,104	867	0	867	28	29	27
Japan	140	1	141	-14	127	111	0	111	26	27	14
Rest of Asia Pacific Japan	291	1	292	-19	273	229	0	229	27	28	19
Total Asia Pacific Japan	431	1	432	-32	400	340	0	340	27	27	18
Total revenue	3,024	17	3,041	-75	2,966	2,509	0	2,509	21	21	18

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/corporate-en/investors/reports/index.epx).

34     INTERIM REPORT JANUARY–MARCH 2011
MULTI-QUARTER SUMMARY
(IFRS and Non-IFRS)

	Q1	Q4	Q3	Q2	Q1
€ millions, unless otherwise stated	2011	2010	2010	2010	2010
Software revenue (IFRS)	583	1,507	656	637	464
Revenue adjustment*	0	0	0	0	0
Software revenue (non-IFRS)	583	1,507	656	637	464
Support revenue (IFRS)	1,655	1,654	1,559	1,526	1,394
Revenue adjustment*	17	38	36	0	0
Support revenue (non-IFRS)	1,672	1,692	1,595	1,526	1,394
Subscription and other soft ware-related service revenue (IFRS)	89	112	101	95	89
Revenue adjustment*	0	0	0	0	0
Subscription and other soft ware-related service revenue (non-IFRS)	89	112	101	95	89
Software and software-related service revenue (IFRS)	2,327	3,273	2,316	2,258	1,947
Revenue adjustment*	17	38	36	0	0
Software and software-related service revenue (non-IFRS)	2,344	3,311	2,352	2,258	1,947
Total revenue (IFRS)	3,024	4,058	3,003	2,894	2,509
Revenue adjustment*	17	38	36	0	0
Total revenue (non-IFRS)	3,041	4,096	3,039	2,894	2,509
Operating profit (IFRS)	597	544	716	774	557
Revenue adjustment*	17	38	36	0	0
Expense adjustment*	165	1,041	163	80	59
Operating profit (non-IFRS)	779	1,622	915	854	617
Operating margin (IFRS)	19.7	13.4	23.8	26.7	22.2
Operating margin (non-IFRS)	25.6	39.6	30.1	29.5	24.6
Effective tax rate (IFRS)	30.9	4.0	27.3	27.4	25.7
Effective tax rate (non-IFRS)	31.0	27.3	28.9	26.7	25.2
Basic earnings per share, in €(IFRS)	0.34	0.37	0.42	0.41	0.33
Basic earnings per share, in €(non-IFRS)	0.44	0.94	0.53	0.47	0.37
Net cash flows from operating activities	1,592	870	780	510	772
Purchases of intangible assets and property, plant and equipment	-141	-134	-75	-68	-57
Free cash flow	1,451	736	705	442	715
Days sales outstanding (DSO) in days**	66	65	70	73	74
Headcount***	53,872	53,513	52,921	48,021	47,598

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

ADDITIONAL INFORMATION     35
Additional Information
FINANCIAL CALENDAR
May 25, 2011
Annual General Meeting of Shareholders,
Mannheim, Germany
July 27, 2011
Second-quarter 2011
preliminary earnings release, telephone conference
October 26, 2011
Third-quarter 2011
preliminary earnings release, telephone conference
January 25, 2012
Fourth-quarter and full year 2011
preliminary earnings release, analyst conference
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SAP’s interactive online Sustainability Report is also available. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:
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Corporate Financial Reporting
Published on April 28, 2011

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